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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-4
       ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------


                               (AMENDMENT NO. 3)



                U S WEST, INC. (RENAMED "MEDIAONE GROUP, INC.")
             U S WEST FINANCING I (RENAMED "MEDIAONE FINANCING A") U S WEST FINANCING II (RENAMED "MEDIAONE FINANCING B")
                                (Name of Issuer)


                         U S WEST CAPITAL FUNDING, INC.
                      (Name of Person(s) Filing Statement)

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
 7.96% TRUST ORIGINATED PREFERRED SECURITIES                     90338D204
    (LIQUIDATION AMOUNT $25 PER SECURITY)
           OF U S WEST FINANCING I

8 1/4% TRUST ORIGINATED PREFERRED SECURITIES                     90338M204
    (LIQUIDATION AMOUNT $25 PER SECURITY)
          OF U S WEST FINANCING II

  GUARANTEES BY U S WEST, INC. OF PREFERRED
                 SECURITIES
           OF U S WEST FINANCING I
          AND U S WEST FINANCING II

       (Title of Class of Securities)              (CUSIP Number of Class of Securities)
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                             STEPHEN E. BRILZ, ESQ.
                              MEDIAONE GROUP, INC.
                            188 INVERNESS DRIVE WEST
                           ENGLEWOOD, COLORADO 80112
                                 (303) 858-3000


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications of Behalf of Person(s) Filing Statement)

                                   COPIES TO:

                             DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000


                                  MAY 8, 1998
     (Date Tender Offer First Published, Sent or Given to Security Holders)


    INSTRUCTION. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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                             INTRODUCTORY STATEMENT


    This final amendment to the Schedule 13E-4, as amended, relates to the expiration of (a) the offer by U S WEST Capital Funding, Inc. ("Capital Funding") to holders of 7.96% Trust Originated Preferred Securities (the "Old Series I Preferred Securities") of U S WEST Financing I to exchange their securities for either (i) an equal amount of 9.30% Trust Originated Preferred Securities of MediaOne Finance Trust I (the"New Series I Preferred Securities") or (ii) $25.75 in cash per Old Series I Preferred Security and (b) the offer by Capital Funding to holders of 8 1/4% Trust Originated Preferred Securities (the "Old Series II Preferred Securities" and, together with the Old Series I Preferred Securities, the "Preferred Securities") of U S WEST Financing II to exchange their securities for either (i) an equal amount of 9 1/2% Trust Originated Preferred Securities of MediaOne Finance Trust II (the "New Series II Preferred Securities") or (ii) $26.30 in cash per Old Series II Preferred Security. The Old Series I Preferred Securities and the Old Series II Preferred Securities are guaranteed, to the extent the applicable trust has funds available therefor, by U S WEST, Inc. ("Old U S WEST"). Each of the offers is referred to herein individually as an "Offer" and collectively as the "Offers." Each Offer is being made on the terms and subject to the conditions set forth in an Offer to Exchange and Consent Solicitation, dated May 8, 1998, and the related Letter of Transmittal and Consent.



ITEM 1.  SECURITY AND ISSUER.



    (a) On June 12, 1998, the Issuer of the Old Series I Preferred Securities was renamed "MediaOne Financing A," the Issuer of the Old Series II Preferred Securities was renamed "MediaOne Financing B" and the Issuer of the Guarantees of the Old Preferred Securities was renamed "MediaOne Group, Inc." The address of the principal executive office of MediaOne Financing A, MediaOne Financing B and MediaOne Group, Inc. is 188 Inverness Drive West, Englewood, Colorado 80112.



    (d) Capital Funding is filing this statement. The address of Capital Funding is 1801 California Street, Denver, Colorado 80202. As a result of the Separation (as defined below), Capital Funding is no longer a subsidiary of MediaOne Group, Inc.



ITEM 8.  ADDITIONAL INFORMATION.



    (e) The Offers expired on June 9, 1998. Pursuant to the Offers, Capital Funding repurchased (i) 12,028,982 of the 24,000,000 issued and outstanding Old Series I Preferred Securities for cash and 10,658,108 of the 24,000,000 issued and outstanding Old Series I Preferred Securities in exchange for New Series I Preferred Securities and (ii) 9,494,093 of the 19,200,000 issued and outstanding Old Series II Preferred Securities for cash and 8,520,289 of the Old Series II Preferred Securities in exchange for New Series II Preferred Securities.



    The Offers were made in connection with the June 12, 1998 Separation of Old U S WEST into two independent companies (the "Separation"). In the Separation, Old U S WEST distributed to its stockholders all of the capital stock of a subsidiary ("New U S WEST") holding the businesses of the U S WEST Communications Group and the domestic directories business of the U S WEST Media Group known as "Dex". Following such distribution, Old U S WEST was renamed "MediaOne Group, Inc." and continues to conduct the businesses of the U S WEST Media Group other than Dex.



    The Old Series I Preferred Securities that were not repurchased in the Offers will remain outstanding as 7.96% Trust Originated Preferred Securities of MediaOne Financing A (formerly U S WEST Financing I) with a new CUSIP number of 58460208 and the Old Series II Preferred Securities that were not repurchased in the Offers will remain outstanding as 8 1/4% Trust Originated Preferred Securities of MediaOne Financing B (formerly U S WEST Financing II) with a new CUSIP number of 584461206. The Old Preferred Securities will continue to be guaranteed by Old U S WEST (as "MediaOne Group, Inc.").


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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
                                U S WEST CAPITAL FUNDING, INC.

                                By:           /s/ THOMAS O. MCGIMPSEY
                                     -----------------------------------------
                                             Name: Thomas O. McGimpsey
                                             Title: ASSISTANT SECRETARY
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Dated: June 22, 1998


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